

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

November 29, 2013

<u>Via E-mail</u>
Barry S. Sternlicht
Chief Executive Officer
Starwood Waypoint Residential Trust
c/o Starwood Property Trust, Inc.
591 West Putnam Avenue
Greenwich, CT 06830

> **Re: Starwood Waypoint Residential Trust
> Registration Statement on Form 10
> Filed October 31, 2013
> File No. 001-36163**

Dear Mr. Sternlicht:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 of our comment letter dated September 4, 2013. Please continue to communicate directly with the Division of Investment Management staff member referenced below regarding their review.

<u>Our Manager and Starwood Capital Group, page 3</u>

2. We note that your Manager will acquire the Waypoint platform and retain approximately 570 Waypoint employees but will not acquire the Waypoint manager. Please disclose the number of employees the Waypoint manager will retain following the separation transaction and discuss the impact on you, if any, from the consideration paid, including the issuance of Class B interests, to acquire the platform.

3.   Regarding the exclusivity limitation related to geographic location, please revise the appropriate section to define the term geographic location. Also, clarify if "substantially in competition" only includes single family homes or if it would include multiply family properties that could compete with your homes for tenants.

Rewarding Leases, page 13

4.   Please tell us how the Waypoints will be reflected in your operating metrics going forward.

Risk Factors, page 45

5.   We note your disclosure on page 120 regarding the belief that "economies of scale" may be possible and the risk factor on page 58 regarding the lack of correlation between your revenues and expenses. Please revise to include risk factor disclosure on the lack of economies of scale with respect to fixed maintenance and/or restoration costs or advise.

Net Property Operating Income, page 113

6.   We note your response to comment 4. Please tell us if "in-service" properties include all homes that are owned 180 days or longer. If not tell us the portion that is excluded.

Our Portfolio, page 226

7.   We note your response to comment 7. We will review your updated disclosure once it is included.

8.   We note the revised disclosure in response to comment 6. Please define the term "rent ready" and clarify if homes that have completed renovations are automatically included in this group.

9.   We refer to footnote 1 of the first table on page 226. Please tell us why you have excluded the $1.6 million of expenses reimbursed to third parties.

Executive Officers, page 256

10.   Please revise to clarify the principal occupations for each of your officers in the past five years. Refer to Item 401(e) of Regulation S-K.

Reimbursement of Expenses, page 276

11.   We note that you will reimburse your Manager for your "allocable share of compensation paid to certain" officers and employees. Please clarify if you will reimburse the Manager for the salaries and benefits to be paid to your named executive officers. In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the

amount of fees paid to the manager, break out the amounts paid pursuant to the base management fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Note 2. Summary of Significant Accounting Policies, page F-9

Investments in Real Estate, page F-10

12.   We note your response to comment 8 from our letter dated September 4, 2013 and continue to evaluate your position that properties acquired with in-place leases should be accounted for as asset acquisitions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3673 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel